UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Seanergy Maritime Holdings Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

Y73760400
(CUSIP Number)

Stamatios Tsantanis
154 Vouliagmenis Avenue
166 74 Glyfada
Greece
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Not Applicable – Voluntary Filing
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No.	Y73760400

1	NAMES OF REPORTING PERSONS
Stamatios Tsantanis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,444,003

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,444,003

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,444,003

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Based on 19,635,253 shares of Common Stock outstanding as of December 22, 2023.

Explanatory Note: This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) by Stamatios Tsantanis (the “Reporting Person”) on March 31, 2023 (as amended, the “Schedule 13D”). This Amendment No. 1 is a voluntary filing reporting changes in the beneficial ownership by the Reporting Person of shares of common stock (the “Common Stock”) of Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the “Issuer”).

Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D filed with the Commission by the Reporting Person on March 31, 2023. Unless indicated otherwise, all items left blank remain unchanged, and any items which are amended below are deemed to amend and update the existing items in the Schedule 13D.

Item 1.	Security and Issuer

This Amendment No. 1 relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece.

Item 2.	Identity and Background.

(d)	The Reporting Person has not been convicted in a criminal proceeding during the last five years.

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Except as set forth in this Amendment No. 1, there are no material changes to this Item 2 from the Schedule 13D filed by the Reporting Person with the Commission on March 31, 2023.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the open-market purchases reported on this Amendment No. 1 was the personal funds of the Reporting Person.

Except as set forth in this Amendment No. 1, there are no material changes to this Item 3 from the Schedule 13D filed by the Reporting Person with the Commission on March 31, 2023.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)
Aggregate number and percentage of class beneficially owned: 1,444,003 shares, or 7.4% of the class, based on 19,635,253 shares of Common Stock outstanding as of December 22, 2023, based on information received from the Issuer.

(b)
The Reporting Person has sole voting and investment power with respect to the Common Stock listed on Schedule I hereto.

Annex A, attached hereto, sets forth transactions in the Common Shares that were effected since the most recent filing of Schedule 13D by the Reporting Person on March 31, 2023. The transactions in the Common Shares described on Annex A were effected on securities exchanges through brokers unless otherwise indicated therein.

Except as described herein, no transactions in the Common Stock have been effected by the Reporting Person during the past 60 days.

(c)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(d)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2023	/s/ Stamatios Tsantanis
Stamatios Tsantanis

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

ANNEX A

The following table sets forth all transactions with respect to the Common Stock effected by the Reporting Person since the most recent filing of Schedule 13D by the Reporting Person on March 31, 2023. All such transactions were purchases or sales of shares of Common Stock effected in the open market.

	Trade Date	Buy/Sell	Quantity	Weighted Average Price ($)[1]
1.	April 3, 2023	Buy	25,000	$4.75
2.	April 25, 2023	Buy	20,000	$4.93
3.	November 14, 2023	Buy	4,950	$5.30
4.	December 8, 2023	Buy	25,000	$7.04

1 Prices are rounded to the nearest cent. The Reporting Person undertakes to provide to the Issuer, any shareholder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price as described herein.